Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 DECEMBER 2005

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 DECEMBER 2005

GENETIC TESTING

Family relationships. GTG’s paternity and relationship testing services business continued to deliver revenues during the December quarter in line with the Group’s forecasts for the 2006 financial year. The Company is currently investigating a number of proposals to provide an accredited testing service to online resellers of paternity tests, including those based in overseas markets.

Medical diagnostics. During the quarter, the Company completed a further batch of samples, testing for breast cancer susceptibility (BRCA), which was received through its membership of the GENDIA network. As the only member of this network based in the Asia-Pacific region, GTG is able to exclusively offer clinicians located in our region access to more than 750 genetic tests which are available through the GENDIA network.

Forensics. In June 2005, the Queensland Department of Health called for tenders for the outsourcing of up to 20,000 forensic samples. The Company lodged a response to the tender during the September quarter and was subsequently advised that no forensic samples would be outsourced under the current tender documents, with forensic testing continuing to be done through the state laboratory. GTG will continue to monitor the situation in Queensland as it believes that the current testing capacity of the Queensland Department of Health will not be sufficient to enable it to properly service that State’s increasing need for forensic analysis.

During the quarter under review, GTG also lodged a tender for the outsourcing of forensic testing by the NSW police department. Under the tender, a single party will be selected to undertake a three month trial following which, if successful, a contract for up to five years will be awarded. GTG expects to receive a response to its tender submission during the current quarter.

Also during the December quarter, GTG’s forensics accreditation was audited in compliance with the regulations of NATA (National Association of Testing Authorities Australia). GTG is pleased to report that, following the completion of the audit, it has maintained its NATA accreditation.

Animals. The Company’s canine testing program is actively being promoted by GTG’s staff at various breed shows. The Company is developing a number of strategic alliances within the canine industry to expand its canine pedigree and disease testing business. GTG is also continuing discussions with a number of groups to expand its distribution network across sheep and cattle farmers, as well as increasing the number and range of DNA services it offers. The DNA profiling product released by GTG during 2004 is gaining acceptance in the market, with sheep testing volumes now increasing steadily.

Sports performance. GTG continues to examine various ways to expand the distribution of its ACTN3 SportsGene Test™ and is hopeful of announcing further distribution agreements during the first half of the 2006 calendar year.

LICENSING

The major licensing event to occur during the December 2005 quarter was the resolution of the patent dispute with Applera Corporation.

On 3 November 2005, following publication by the United States District Court of a Stipulated Revised Case Schedule and Order, GTG advised the Market that the confidential mediation held on 16 August 2005 had enabled the parties to reach an agreement in principle, and that a Confidential Term Sheet had been executed and submitted to the Court. A final settlement agreement was executed by the parties in San Francisco on 9 December 2005.

Page 2	GENETIC TECHNOLOGIES LIMITED Quarterly Activities Report for the quarter ended 31 December 2005

LICENSING (cont.)

The Company subsequently announced that the final settlement included Applera taking a license to the GTG non-coding patents, and making payments to the Company in the form of cash, equipment, reagents and intellectual property, totalling approximately A$15 million. GTG also announced that it would benefit from certain business opportunities arising from the settlement, the value of which could not yet be precisely quantified. Accordingly, GTG believes that its settlement with Applera is its most strategic and therefore valuable deal to date.

The Court formally dismissed the law suit between GTG and Applera on 30 December 2005. As a result, there are now no challenges to the GTG patents anywhere in the world.

With the Applera matter now favourably resolved, the Company is actively pursuing an increase in licensing activity and is expanding the resources being applied to its licensing effort. These include the recent recruitment of additional internal resources and the appointment of external resources on a contract basis. These are now becoming operational.

RESEARCH AND DEVELOPMENT

RareCellect®. RareCellect® is a program to develop a widely applicable, non-invasive, pre-natal genetic test based on the successful isolation of foetal cells from maternal blood. Discussions continued during the quarter with several parties, including a large reagent manufacturer, who have expressed interest in supporting the RareCellect® project.

ImmunAid. The ImmunAid project seeks to improve the efficiency of treatments for cancer and chronic diseases such as AIDS. During the period, monitoring continued of the initial melanoma patients enrolled in the clinical trial being conducted at the Austin Hospital in Victoria. Discussions have also been held with a major research hospital to conduct further trials which should increase the rate of product development and the value of the project.

PGGP. The first test, to sub-type the parasite Cryptosporidium spp., has been offered to a water analysis laboratory for commercial application. Research is continuing in relation to the second program, which seeks to discover new drug targets for the control of intestinal parasitic diseases in livestock. One potential drug target has since been identified which will result in a further patent application. An application has also been made to Meat and Livestock Australia Limited for further funding for the project.

C.Y. O’Connor. Programs including research into marker-assisted diagnostics for bone marrow typing, typing of human diseases and of selected traits in sheep and dogs continued at the C.Y. O’Connor ERADE Village Foundation in W.A. during the quarter. Discussions were held with tissue typing experts visiting Melbourne for an international conference. Proposals for development of the concepts within the project were very positive and collaborations are being pursued.

King’s College London. Work focusing on the identification of polymorphisms of potential diagnostic use in a range of human diseases continued at King’s College London during the period under review.

Patents.  During the period, the following changes occurred in the Company’s growing patent estate:

•	The South African ImmunAid patent “Strategy for Retroviral Immunotherapy” was granted.
•	The South African ImmunAid patent “Cancer Therapy” was granted.
•	The Australian provisional patent “Markers of Predisposition to Addictive States”, in respect of work being undertaken at King’s College London, was converted to a full filing.
•	The RareCellect® patent “Maternal Antibodies as Foetal Cell Markers” was filed in Europe and Hong Kong.

Page 3	GENETIC TECHNOLOGIES LIMITED Quarterly Activities Report for the quarter ended 31 December 2005

CORPORATE MATTERS

NASDAQ Closing Bell ceremony. On 7 November 2005, Dr. Mervyn Jacobson accepted an invitation from NASDAQ to celebrate the Company’s listing on the NASDAQ National Market by presiding over the formal Closing Bell ceremony held at the NASDAQ building in Times Square, New York. The ceremony was broadcast live around the World on several television business channels and provided excellent exposure for GTG, particularly to the North American investor community.

Investor relations. On 9 November 2005, the Company presented at the annual Rodman & Renshaw Healthcare Conference in New York. This significant international conference, which was attended by more than 2,000 delegates, provided the Company with an excellent opportunity to introduce GTG to new institutional investors from around the world.

Annual General Meeting. On 23 November 2005, the Company held its AGM at the Park Hyatt Hotel in Melbourne. All eight resolutions that were put before the shareholders at the Meeting were passed.

Appointment of Non-Executive Chairman. On 24 November 2005, the Company announced that Mr. Henry Bosch AO had been elected Non-Executive Chairman of GTG. Mr. Bosch had joined the Board of GTG on 24 June 2005 and was formally re-elected as a Director by shareholders at the 2005 AGM. The Company’s Executive Chairman until that date, Dr. Mervyn Jacobson, has now focused his attention on the expansion of the Company’s licensing program, having assumed the title of Chief Executive Officer.

NASDAQ / SEC. On 30 December 2005, the Company filed its 2005 Annual Report on Form 20-F with the US Securities and Exchange Commission.

Changes to capital structure. During the period from 1 October 2005 up to the date of this Report, the Company issued a total of 1,400,000 options to Directors and consultants. Each option entitles the holder to acquire one ordinary share in the Company at prices ranging from $0.45 to $0.56 for periods of up to six years from the date of issue, subject to certain vesting restrictions. During the same period, a total of 1,400,000 options also lapsed.

As at the date of this Report, there was a total of 362,389,899 ordinary shares on issue and 15,057,500 unlisted options over ordinary shares in the Company, with exercise prices ranging from $0.38 to $0.70.

Gtech International Resources Limited. As advised in previous reports, the Company continues to investigate potential opportunities for Gtech International Resources Limited, the Canadian-listed company in which GTG holds a 75.8% direct equity interest. As at 31 December 2005, Gtech held cash reserves of approximately A$615,500.

Signed on behalf of Genetic Technologies Limited

Dated this 31st day of January, 2006.
DR. MERVYN JACOBSON
Chief Executive Officer